20012910

SEC Mail Processing
MAR 17 2020
Washington, DC

...SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Point Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 2000
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Jacquin 415.358.3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones, Maresca and McQuade, PA
(Name – *if individual, state last, first, middle name*)

10500 Little Patuxent Parkway, Suite 770, Columbia, MD 21044
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Nimmo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Point Advisors Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of San Francisco)ss.
On 03/12/2020 before me, Altynay Abdrakhmanova, Notary Public, personally appeared Jennifer Lenore Nimmo — who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal.

ALTYNAY ABDRAKHMANOVA
COMM. # 2245058
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES JUNE 3, 2022

TABLE OF CONTENTS

JM&M

JONES, MARESCA & MCQUADE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Report of Independent Registered Public Accounting Firm

To the President
North Point Advisors, Inc.
San Francisco, CA

Opinion on the Financial Statements

We have audited the accompanying balance sheet of North Point Advisors, Inc. as of December 31, 2019, and the related statements of income, stockholder's equity and comprehensive income and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of North Point Advisors, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of North Point Advisors, Inc.'s management. Our responsibility is to express an opinion on North Point Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North Point Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission, Reconciliation of Unaudited FOCUS Report to the Audited Statement of Financial Condition, and the Schedule of Assessment and Payments [Securities Investor Protection Corporation General Assessment Reconciliation (Form SIPC-7)] on pages 16 through 20 have been subjected to the audit procedures performed in conjunction with the audit of North Point Advisors, Inc.'s financial statements.

The supplemental information is the responsibility of North Point Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information referred to above is fairly stated, in all material respects in relation to the financial statements taken as a whole.

Emphasis of Matter

As discussed in Note 2 to the financial statements, in 2019, North Point Advisors, Inc. adopted new accounting guidance, Accounting Standards Update ASU 2016-02 (also known as Accounting Standards Codification "ASC" 842) *Leasing Accounting Standard.* Our opinion is not modified with respect to this matter.

We have served as North Point Advisors, Inc.'s (successor entity) auditor since 2019 and we have served as North Point Advisors, LLC's (succeeding entity) auditor from 2006-2018.

Jaue Maurer & McQuade PA

Columbia, MD
March 13, 2020

NORTH POINT ADVISORS, INC.
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	19,361,662
Accounts receivable		287,949
Accounts receivable - customers		46,250
Employee advance		142,485
Due from affiliates		30,805,466
Client reimbursable expenses		283,101
Prepaid expenses and deposits		32,627
Total Current Assets		50,959,540
OTHER ASSETS		
Right-of-use-asset		2,045,721
Deferred income tax asset		1,669,000
Total Other Assets		3,714,721
TOTAL ASSETS	$	54,674,261

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	893,063
Accrued tax liability		6,626,149
Operating lease liability, current portion		421,952
Total Current Liabilities		7,941,164
NON-CURRENT LIABILITIES		
Operating lease liability, net of current portion		1,758,368
TOTAL LIABILITIES		9,699,532
STOCKHOLDER'S EQUITY		
Common stock, $.001 par value, 1,000,000 authorized, issued and outstanding shares		1,000
Additional paid-in-capital		27,999,000
Accumulated other comprehensive income		(4,296,606)
Retained earnings		21,271,335
TOTAL STOCKHOLDER'S EQUITY		44,974,729
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	54,674,261

The accompanying notes are in integral part of these financial statements.

NORTH POINT ADVISORS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2019

REVENUE		
Advisory fees	$	54,356,928
Investment income		305,005
Total Revenue		54,661,933
EXPENSES		
Compensation		11,805,342
Benefits and taxes		948,770
Professional fees		6,709,874
Occupancy		569,405
Office expenses		1,171,022
Travel, entertainment and business development		2,427,489
Data and analytics		92,329
Repairs and maintenance		152,912
Contributions		349,061
Aircraft expenses		1,474,889
Licenses and fees		317,355
Total Expenses		26,018,448
NET INCOME BEFORE TAXES		28,643,485
INCOME TAXES		
Current taxes		7,627,148
Deferred taxes		(255,000)
Total Income Taxes		7,372,148
NET INCOME	$	21,271,337

The accompanying notes are an integral part of these financial statements.

NORTH POINT ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2019

	Common Stock		Additional Paid-in-Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total	Comprehensive Income (Loss)
	Shares	Amount					
BALANCE, December 31, 2018	1,000,000	$ 1,000	$ 999,000	$ -	$ (2)	$ 999,998	$ -
CAPITAL CONTRIBUTION, January 1, 2019	-	-	27,000,000	-	-	27,000,000	-
NET INCOME	-	-	-	-	21,271,337	21,271,337	21,271,337
WRITE DOWN OF GOODWILL NET OF DEFERRED TAXES OF $1,414,000	-	-	-	(4,296,606)	-	(4,296,606)	(4,296,606)
BALANCE, end of year	1,000,000	$ 1,000	$ 27,999,000	$ (4,296,606)	$ 21,271,335	$ 44,974,729	$ 16,974,731

The accompanying notes are an integral part of these financial statements.

NORTH POINT ADVISORS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 21,271,337
Adjustments to reconcile net income	
to net cash provided by operating activities	
Deferrd income tax benefit	(255,000)
Changes in assets and liabilities:	
Increase in accounts receivable	(249,258)
Increase in accounts receivable - customers	(46,250)
Increase in employee advances	(134,628)
Increase in due from affiliates	(9,935,476)
Decrease in client reimbursable expenses	73,539
Decrease in prepaid expenses and deposits	9,373
Decrease in right of use asset	408,748
Increase in accounts payable and accrued expenses	893,063
Increase in accrued tax liability	6,626,149
Decrease in operating lease liability	(377,481)
Net Cash Provided by Operating Activities	18,284,116
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	77,548
Net Cash Provided by Financing Activities	77,548
NET INCREASE IN CASH AND CASH EQUIVALENTS	18,361,664
CASH AND CASH EQUIVALENTS, beginning of year	999,998
CASH AND CASH EQUIVALENTS, end of year	$ 19,361,662

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Advisors, Inc., a Delaware corporation (the "Company"), was formed on November 13, 2018. The Company is a wholly owned subsidiary of North Point Management Group, LLC; a Delaware limited liability company (the "Parent") whose sole member is the Jacquin Family Trust. The Company engages in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. ("FINRA").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States and the Public Company Accounting Oversight Board ("PCAOB").

Adoption of New Accounting Pronouncements

The Company adopted FASB ASC Topic 842 also known as ASU 2016-02, the new lease accounting standard, on January 1, 2019 using the modified retrospective transition method. The new standard requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. It establishes a right of use ("ROU") that requires the lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than twelve months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The Company is required to apply the new standard to all leases existing at the date of initial application. Management elected to use the effective date of January 1, 2019 as the date of initial application and elected the package of practical expedients under ASC 842 whereby *a*n entity need not reassess (1) whether any expired or existing leases are or contain leases, (2) the lease classification for any expired or existing leases, and (3) initial direct costs for any existing leases (Note 5).

Basis of Presentation

The accompanying financial statements are those of North Point Advisors, Inc. and are not intended to be consolidated with its Parent nor combined with the financial statements of North Point Advisors, Inc. and its affiliates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has certain bank accounts with financial institutions which, at times, may exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance limit of $250,000 and the Securities Investor Protection Corporation's ("SIPC") insurance limit of $500,000. As of December 31, 2019, the Company had cash that exceeded the FDIC insured limit by approximately $19,030,000. However, the Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash and cash equivalents.

Account Receivables

Accounts receivables are stated at the amount management expects to collect from advisory fee balances outstanding at year end. Annually, management determines if an allowance for doubtful accounts is necessary based upon a review of outstanding receivables, historical collection of information and existing economic conditions. Accounts deemed uncollectible are charged off based on specific circumstances of the parties involved. As of December 31, 2019, management has determined that all account receivables are collectible within one year or less; therefore, an allowance for doubtful accounts has not been established.

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients. Pursuant to the terms of contractual agreements, these expenses will be recouped from the clients. The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client's contractual agreements will successfully close. All accounts receivable as of December 31, 2019, are considered fully collectible by management. No allowance for doubtful accounts has been recorded as of December 31, 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue Recognition

Effective January 1, 2019, the Company adopted accounting guidance on revenue recognition which provides a single, comprehensive revenue recognition model for all contracts with customers. The adoption of the updated guidance did not result in significant changes to the Company's prior revenue recognition practices.

The Company has three different revenue streams, Consumer Revenue, Healthcare Revenue, and Wellness Revenue. The Company's primary source of revenue is from contracts with customers in the form of advisory fees and fairness opinion fees. When a new client is acquired, an engagement letter is issued for the scope of the contract. Occasionally the deal is sealed verbally. The fees for these contracts represent fees earned for investment banking services provided to the Company's clients and are recognized at the time the services related to the transaction are completed which is upon completion of the deal.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – INCOME TAXES

The Company records income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

NOTE 3 – INCOME TAXES - continued

Current accounting principles topic "*Accounting for Uncertainty in Income Taxes*" clarifies the accounting for uncertainty in income taxes recognized in the company's financial statements. This topic requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

On an annual basis, Management evaluates the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax return. Management evaluates the likelihood that, upon examination by the relevant taxing jurisdictions, those income tax positions would be sustained. Based upon that evaluation, if it were more than 50% probable that a material amount of income tax would be recognized at the entity level upon examination by the relevant taxing jurisdictions, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. There were no unrecognized tax benefits as of December 31, 2019.

The following table presents the current and deferred income tax provision (benefit) for federal and state as of December 31, 2019:

Current	
Federal	$ 6,217,223
State	1,409,925
	7,627,148
Deferred	
Federal	(263,000)
State	8,000
	(255,000)
Total Income Tax Expense	$ 7,372,148

Current income taxes (benefits) are based upon the year ending December 31, 2019's income taxable for federal, state and foreign tax reporting purposes. Deferred income taxes (benefits) are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes.

Deferred tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income.

NOTE 4 –DEFERRED INCOME TAXES - continued

Significant components of the Company's net deferred tax asset or liability as of December 31, 2019 are as follows:

Deferred Tax Assets (Liabilities):		
Tax goodwill, net of amortization	$	1,373,010
Deferred rent		34,639
State income tax, net of federal rate		240,674
Marketing expenses		20,677
Net Deferred Tax Assets	$	1,669,000

In assessing the valuation of the net deferred tax assets at December 31, 2019 management considered whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

A reconciliation of the expected tax computed at the U.S. statutory federal income tax rate to the total provision for income taxes follows:

Expected Tax at 21%	$	6,015,331
State income tax expense (benefit), net of federal tax		1,066,375
Non-deductible expenses		290,442
Provision for income tax (benefit)	$	7,372,148

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 15 to 1 or 6 2/3%. At December 31, 2019, the Company had net capital of $11,197,597, which was $10,942,470 in excess of its required net capital of $510,254. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2019 was 0.65 to 1.

NOTE 5 - OPERATING LEASE AGREEMENT

The Company leases office space in San Francisco, CA through an operating lease agreement which expires on May 31, 2024. The Company pays a monthly rental plus property taxes, insurance, and its pro rata share of common area expenses.

At January 1, 2019, the application date of ASC 842, the Company measured the lease liability at the present value of the remaining 65 lease payments using a discount rate of 5.4735% and calculated a lease liability of $2,459,520. The Company recognized a right-of-use asset equal to the value of the calculated lease liability of $2,459,520, adjusted for the carrying amount of the deferred rent liability of $103,332. The present value of the lease payments is calculated using the Company's incremental borrowing rate which was determined based on the rate of interest that it would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The weighted average remaining lease term is 4.5 years and the weighted average discount rate is 5.4735% as of December 31, 2019.

A reconciliation of the undiscounted cash flows due on the Company's lease liability to the operating lease liability recognized in the balance sheet as of December 31, 2019, is as follows:

2020	$	530,915
2021		546,841
2022		563,228
2023		580,114
2024		244,684
Total undiscounted lease payment	$	2,465,782
Less: discount		(285,462)
Total Lease Liability	$	2,180,320

Total lease expense for the year ended December 31, 2019 was $527,815. The Company's share of property taxes and maintenance paid was approximately $41,000.

NOTE 6 - RELATED PARTY TRANSACTIONS

The following are related party transactions with entities related to the Company by common ownership.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed as a holding company for the Company's aircraft, which is considered a non-allowable asset for a broker-dealer. The operating income and expenses of the aircraft, excluding depreciation, are

NOTE 6 - RELATED PARTY TRANSACTIONS - continued

included in the accompanying financial statements as aircraft expenses used to service the Company's clients. For the year ended December 31, 2019, the total amount of aircraft related expenses recorded in the statement of operations totaled $1,474,889. As of December 31, 2019, the amount due from NPAV totaled $1,408,501 including accrued interest of $13,946.

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed as a holding company for the investment assets that are non-allowable for a broker-dealer. As of December 31, 2019, the amount due from NPIP totaled $26,866,160 including accrued interest of $266,202.

As of December 31, 2019, the amount due from the Parent company North Point Management Group LLC, totaled $2,530,805 including accrued interest of $25,057. Interest on the above related party receivables accrues annually at 1% on the outstanding balance.

In addition, there was a receivable of $142,184 due from Managing Director of the Company as of December 31, 2019 for expenses paid by the company on his behalf.

NOTE 7 - RETIREMENT PLAN

The Company established a 401(k) retirement plan that is available to all eligible employees who elect to participate. Employees must be eighteen years of age. The participants can make voluntary salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not contribute to the plan during the year ended December 31, 2019.

NOTE 8 - CONCENTRATION OF RISK

For the year ended December 31, 2019, ten customers, out of a total of twenty-eight customers, accounted for approximately 91% of the Company's revenue.

NOTE 9 – ACQUISITION OF A BUSINESS

On November 13, 2018, the Company along with its parent, North Point Management Group, LLC, purchased certain assets and assumed certain liabilities of North Point Advisors, LLC. The purchase was effective on the date the Broker Dealer license transferred to the Company, January 1, 2019. The assets acquired and liabilities assumed were recognized at their respective carrying values on the date of transfer in accordance with ASC Topic 805, Business Combinations, Transactions Between Entities Under Common Control. The purchase price of $27,000,000 was paid by the parent and the related assets and liabilities were contributed to the Company as a capital contribution.

NOTE 9 – ACQUISITION OF A BUSINESS - continued

The following summary of the assets acquired, and liabilities assumed (except for the cash received) is considered a non-cash transaction for the purposes of the statement of cash flows:

Purchase price	$ 27,000,000
Assets acquired:	
Cash and cash equivalents	77,548
Accounts receivable	38,691
Employee advance	7,857
Due from affiliates	20,869,990
Client reimbursable expenses	356,640
Prepaid expenses and deposits	42,000
Total Assets Acquired	21,392,726
Liabilities assumed:	
Deferred rent	(103,332)
Net Assets Acquired	$ 21,289,394
Excess Purchase Price over net assets acquired	$ 5,710,606
Cash portion of capital contribution	$ 77,548

The excess purchase price over net assets acquired of $5,710,606 was written off to equity net of taxes. The net amount is included in accumulated other comprehensive income.

NOTE 10 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through March 13, 2020, the date the financial statements were available to be issued. There were no additional events or transactions, that were discovered during the evaluation that required further recognition or disclosure.

SUPPLEMENTAL INFORMATION

JM&M
JONES, MARESCA & MCQUADE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORTING BY A REGISTERED BROKER-DEALER UNDER RULE 17 C.F.R. § 240.15c3-3(k)*(2)(i)*

To the President of,
North Point Advisors, Inc.
San Francisco, CA

We have reviewed management's statements, included in the accompanying "*Exemption reporting by a registered Broker-Dealer under Rule 17 C.F.R. § 15c3-3(k)(2)(i)*", under which (1) North Point Advisors, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i),* (the "exemption provisions") and (2) North Point Advisors, Inc. stated that North Point Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. North Point Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North Point Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(i),* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jones Maresca & McQuade PA

Columbia, MD
March 13, 2020

SCHEDULE 1

NORTH POINT ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 17 C.F.R. § 240. 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL

1	Stockholder's equity from balance sheet	$ 44,974,729
3	Total ownership equity qualified for net capital	44,974,729
6	Deductions	
	Non-allowable assets	
	Accounts receivable	287,949
	Due from affiliates	30,805,466
	Other assets	2,173,463
6a	Total non-allowable assets	33,266,878
8	Net capital before haircuts on securities	11,707,851
9e	Less haircuts on other securities	-
10	Net Capital	11,707,851

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum capital requirement (6-2/3% of aggregate indebtedness)	510,254
12	Minimum dollar net capital requirement	5,000
13	Net capital requirement (greater of line 11 or 12)	510,254
14	Excess net capital (line 10 less line 13)	11,197,597
15	Net capital less 10% of line 19	10,942,470

COMPUTATION OF AGGREGATE INDEBTEDNESS

17	Accounts payable, and accrued liabilities, and other	7,653,811
19	Aggregate indebtedness	$ 7,653,811
20	Ratio: Aggregate indebtedness to net capital	65.37%

See Schedule 2 for the reconciliation of the Company's unaudited FOCUS Report as of December 31, 2019, to the audited statement of financial condition.

See the independent auditor's report.

SCHEDULE 2

NORTH POINT ADVISORS, INC.
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

Line		UNAUDITED FOCUS Report Form X-17A-5 Part IIA	AUDIT ADJUSTMENTS		AUDITED STATEMENT OF FINANCIAL CONDITION
	Assets				
1	Cash	$ 19,361,662	$ -		$ 19,361,662
3	Receivables from non-customers	287,949	-		287,949
9	Receivable from affiliates	30,497,886	307,580	[a]	30,805,466
10	Right-of-use asset	-	2,045,721	[b]	2,045,721
11	Other assets	6,112,382	(3,938,919)	[c]	2,173,463
12	Total assets	$ 56,259,879	$ (1,585,618)		$ 54,674,261
	Liabilities				
17	Accounts payable, accrued liabilities and other liabilities	$ 974,617	$ 8,724,915	[d]	$ 9,699,532
20	Total liabilities	974,617	8,724,915		9,699,532
	Ownership Equity				
22	Stockholder's equity	55,285,262	(10,310,533)		44,974,729
25	Total liabilities and member's equity	$ 56,259,879	$ (1,585,618)		$ 54,674,261

<u>Explanations for audit adjustments:</u>

[a] To adjust affiliates receivables for $307,580.

[b] To add the right of use asset based on the new lease standard for $2,045,721.

[c] To increase the receivables by $92,687, deposits by $10,000 and adjust goodwill by $5,710,606 and adjust net assets to carrying value and increase the deferred income tax asset by $1,669,000.

[d] To adjust the accrued tax liability for $6,626,149, other payables for $135,400, lease liability by 2,180,320 and zero out the deferred rent.

See the independent auditor's report.

SCHEDULE 2
(continued)

NORTH POINT ADVISORS, INC.
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

		UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA	AUDIT ADJUSTMENTS	RECONCILED TO SCHEDULE 1
	Computation of Net Capital			
1	Stockholderr's equity from balance sheet	$ 55,285,262	$ (10,310,533)	$ 44,974,729
3	Total ownership equity qualified for net capital	55,285,262	(10,310,533)	44,974,729
6	Deductions			
	Non-allowable assets:			
	Accounts receivables	287,949	-	287,949
	Due from affiliates	30,497,886	307,580 [a]	30,805,466
	Client reimbursable expenses, prepaid expenses deferred income tax asset	6,112,382	(3,938,919) [c]	2,173,463
6a	Total non-allowable assets	36,898,217	(3,631,339)	33,266,878
8	Net capital before haircuts on securities	18,387,045	(6,679,194)	11,707,851
9e	Less haircuts on other securities	-	-	-
10	Net Capital	$ 18,387,045	$ (6,679,194)	$ 11,707,851
	Computation of Basic Net Capital Requirements			
11	Net capital requirement (6-2/3% of aggregate indebtedness)	$ 64,974	$ -	$ 510,254
12	Minimum dollar net capital requirement	5,000	-	5,000
13	Net capital requirement (greater of line 11 or 12)	64,974	-	510,254
14	Excess net capital (net capital, less net capital requirement)	$ 18,322,071	(6,679,194)	$ 11,197,597
15	Net capital less 10% of line 19	$ 18,289,583		$ 10,942,470
	Computation of Aggregate Indebtedness			
16	Accounts payable and accrued expenses	974,617	$ 6,679,194 [d]	$ 7,653,811
19	Aggregate indebtedness	$ 974,617	$ 6,679,194	$ 7,653,811
20	Ratio: Aggregate indebtedness to net capital	5.30%		65.37%

Explanations for audit adjustments:

[a] To adjust affiliates receivables for $307,580.

[c] To increase the receivables by $92,687, deposits by $10,000 and adjust goodwill by $5,710,606 and adjust net assets to carrying value and increase the deferred income tax asset by $1,669,000.

[d] To adjust the accrued tax liability for $6,626,149, other payables for $135,400, the excess lease liability over the right-to-use asset by $134,599 and deferred rent by $216,954.

See the independent auditor's report.

SIPC SUPPLEMENTAL REPORT

JM&M

Jones, Maresca & McQuade, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") GENERAL ASSESSMENT RECONCILIATION

To the President of
North Point Advisors, Inc.
580 California Street, Suite 2000
San Francisco, CA 94104

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 rules, which are enumerated below and were agreed to by North Point Advisors, Inc., and the SIPC, solely to assist you and SIPC in evaluating North Point Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. North Point Advisors, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 respective to cash disbursement records, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noted a difference of $54,280;
3. Compared any adjustments reported in SiPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting an immaterial variance of $82; and
5. No overpayment was carried forward on Form SIPC-7 filed on January 24 2020.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively on North Point Advisors, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the North Point Advisors, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Columbia, MD
March 13, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2711*********************MIXED AADC 220
66709 FINRA DEC
NORTH POINT ADVISORS INC
580 CALIFORNIA ST STE 2000
SAN FRANCISCO, CA 94104-1041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 81,535

B. Less payment made with SIPC-6 filed (exclude interest) (29,174)
7/3/2019
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 52,361

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 52361

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Point Advisors Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 24 day of Jan, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/19 and ending 12/31/19

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $54,356,928

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $54,356,928

2e. General Assessment @ .0015 $81,535

(to page 1, line 2.A.)